Reg. No.333-
            -----
        811-6158

                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, DC  20549

                                        FORM N-14
                 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     The Virtus Funds
                    (Exact Name of Registrant as Specified in Charter)

                                      (412) 288-1900
                             (Area Code and Telephone Number)

                                Federated Investors Tower
                           Pittsburgh, Pennsylvania 15222-3779
                         (Address of Principal Executive Offices)

                                JOHN W. MCGONIGLE, ESQUIRE
                                Federated Investors Tower
                           Pittsburgh, Pennsylvania 15222-3779
                         (Name and Address of Agent for Service)

                                        Copies to:

          C. Grant Anderson, Esquire                 Matthew G. Maloney, Esquire
        Corporate Counsel                              Dickstein Shapiro Morin &
             Federated Investors                               Oshinsky, LLP
              Federated Investors Tower                  2101 L Street, N.W.
           Pittsburgh, PA 15222-3779                   Washington, D.C.  20037

It is proposed that this filing will become effective on January 22, 1997 pursuant to Rule 488. (Approximate Date of Proposed Public Offering).
Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, that it elects to register an indefinite amount of securities under the Securities Act of 1933, as amended, and filed the Notice required by that Rule for Registrant's fiscal year ended September
30, 1996 on November 15, 1996. Accordingly, no filing fee is submitted herewith.


                                  CROSS REFERENCE SHEET
                  PURSUANT TO ITEM 1(A) OF FORM N-14 SHOWING LOCATION IN
                     PROSPECTUS OF INFORMATION REQUIRED BY FORM N-14


Item of Part A of Form N-14 and Caption Caption or Location
                                in Prospectus

1.Beginning of Registration
  Statement and Outside Front   Cross Reference
  of  Prospectus Cover Page      Sheet;  Cover Page

2.Beginning and Outside Back
  Cover Page of Prospectus      Table of Contents

3.Fee Table, Synopsis Information       Summary of Fund
  and Risk Factors              Expenses;
                                Summary;
                                Risk Factors

4.Information About the         Information About
  the Transaction               Proposal

5.Information About the         Information About
  Registrant                    Blanchard Funds,
                                The Virtus Funds,
                                Capital Growth and
                                Large Cap

6.Information About the         Information About
  Company Being Acquired        Blanchard Funds,
                                The Virtus Funds,
                                Capital Growth and
                                Large Cap

7.Voting Information            Voting Information

8.Interest of Certain Persons
  and Experts                   Not Applicable

9.Additional Information
  Required for Reoffering by
  Persons Deemed to be
  Underwriters                  Not Applicable






                            BLANCHARD GROUP OF FUNDS

                                 VERY IMPORTANT

                    Enclosed is an important proxy statement
                              and proxy vote card.

                        They concern the pending merger
                      of the Blanchard Capital Growth Fund
                into The Virtus Style Manager:  Large Cap Fund.

                    Please review and cast your vote today!

Dear Valued Shareholder,

  As you may be aware, there have been a number of exciting developments in regards to the Blanchard Group of Funds over the past year and a half. One of the benefits has been that the management and Trustees have identified a number of changes which they feel will either enhance performance, reduce expenses or expand the services offered to Blanchard mutual fund shareholders.

  We're writing you today to inform you of a recommended change which affects your Blanchard Capital Growth Fund.

    Namely, the Board of Trustees has unanimously recommended a tax-free merger of the BLANCHARD CAPITAL GROWTH FUND into THE VIRTUS STYLE MANAGER: LARGE CAP FUND.

            POTENTIALLY LOWER EXPENSES, SIMILAR INVESTMENT OBJECTIVE

  In recommending this merger, the Board of Trustees has come to the conclusion that the low asset level and high expenses of the Blanchard Capital Growth Fund make its long-term viability questionable. The Board believes that shareholders would benefit from potentially lower expenses and economies of scale that could result from this merger.

  The Board further considered the fact that The Virtus Style Manager: Large Cap Fund has a similar investment objective as the Blanchard Capital Growth Fund.
  Specifically, the Blanchard Capital Growth Fund seeks to provide long-term capital growth, while The Virtus Style Manager: Large Cap Fund seeks to provide long-term growth and income. And both Funds pursue their objectives by investing primarily in the common stocks of large capitalization companies.

             NO TAXABLE CONSEQUENCES -- SAME SHAREHOLDER PRIVILEGES

  Because this merger of assets is tax-free, there are no taxable consequences for you. Plus, you'll continue to enjoy all of the same shareholder privileges that you do now. These include free telephone exchanges between any Blanchard and Virtus mutual fund, as well as free telephone redemptions.

                               PLEASE VOTE TODAY!

  Because shareholder approval is required for this fund merger to take place, your individual vote is of critical importance. It gives you an important say in the management of your investment.

    A voting card is enclosed. It is essential that you mark your card in the appropriate space and return it in the postage-paid envelope provided.

  The Board of Trustees has unanimously voted to recommend that you vote "FOR" this merger. And if the proxy is approved, the merger of the Blanchard Capital Growth Fund into The Virtus Style Manager: Large Cap Fund is scheduled to be
completed       , 1997.
         -------

  If a majority of shareholders do not return their votes, additional proxy statements must be sent out, costing money, as well as valuable time. So please, take a few moments now to fill out and return the enclosed proxy voting card, while the material is at hand.
  Before voting, please refer to the enclosed prospectus of The Virtus Style
Manager: Large Cap Fund for more complete details on investment objectives, management fees, risks and expenses.

  If you have additional questions on the voting process, or on the Fund, please call 1-800-829-3863. A friendly and experienced shareholders' services representative will be standing by between 8:30 a.m. and 5:30 p.m., EST.

  Thank you for your continued confidence in the Blanchard Group of Funds.

                                   Sincerely,



                                   The Blanchard Group of Funds.

The Blanchard Group of Funds and The VirtusSM Funds are distributed by Federated Securities Corp. and are advised by Virtus Capital Management, Inc.


The Blanchard Group of Funds and The Virtus Funds are not deposits, obligations of, or guaranteed by any bank or other financial institution, and are not insured by the FDIC or any Federal Agency. In addition, they involve risk, including possible loss of principal invested.



FEDERATED INVESTORS

Federated Investors Tower
Pittsburgh, PA  15222-3779
                                      LOGO

                                BLANCHARD FUNDS

                           FEDERATED INVESTORS TOWER
                      PITTSBURGH, PENNSYLVANIA 15222-3779

                  NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
               TO SHAREHOLDERS OF BLANCHARD CAPITAL GROWTH FUND:

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Blanchard Capital Growth Fund (`Capital Growth''), a portfolio of Blanchard Funds, will be held at 2:00 p.m. on
February   , 1997 at Federated Investors Tower, 19th Floor, Pittsburgh,
         --
Pennsylvania 15222-3779 for the following purposes:

     1. To approve or disapprove a proposal whereby Capital Growth would (a) withdraw its investment in Capital Growth Portfolio, in order to permit the current two-tier structure of Capital Growth to be replaced, temporarily, by a one-tier structure common to most mutual funds; and (b) enter into a proposed agreement pursuant to which The Style Manager: Large Cap Fund (''Large Cap''), a portfolio of The Virtus Funds, would acquire all of Capital Growth's assets in exchange for Investment Shares of Large Cap. Capital Growth would then distribute the shares of Large Cap so received pro rata to its shareholders and would liquidate and terminate its existence; and

     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                                   By Order of the Board of Trustees,

Dated:  January   , 1997              John W. McGonigle
                --
                                        Secretary

     Shareholders of record at the close of business on January   , 1997 are
                                                                --
entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card or call 1-800-829-3863. YOUR VOTE IS IMPORTANT.


TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.




                           PROSPECTUS/PROXY STATEMENT

                                JANUARY   , 1997
                                        --

                          ACQUISITION OF THE ASSETS OF
                          BLANCHARD CAPITAL GROWTH FUND
                             (``CAPITAL GROWTH''),
                         A PORTFOLIO OF BLANCHARD FUNDS
                           FEDERATED INVESTORS TOWER
                      PITTSBURGH, PENNSYLVANIA 15222-3779
                        TELEPHONE NUMBER: 1-800-829-3863

                  BY AND IN EXCHANGE FOR INVESTMENT SHARES OF
                       THE STYLE MANAGER: LARGE CAP FUND
                                (''LARGE CAP''),
                        A PORTFOLIO OF THE VIRTUS FUNDS
                           FEDERATED INVESTORS TOWER
                      PITTSBURGH, PENNSYLVANIA 15222-3779
                        TELEPHONE NUMBER: 1-800-829-3863

     Unlike many other mutual funds, including Large Cap, which directly acquire and manage their own portfolios of securities, Capital Growth seeks to achieve its investment objective by investing all its assets in Capital Growth Portfolio, which is a separate registered investment company with an identical investment objective to that of Capital Growth.

     This Prospectus/Proxy Statement describes the proposal whereby Capital Growth would (i) withdraw its investment in Capital Growth the Portfolio, thereby replacing Capital Growth's current two-tier structure with a one-tier structure currently used by Large Cap (the `Restructuring''); and (ii) enter into an Agreement and Plan of Reorganization (the ''Plan'') whereby Large Cap would acquire all of the assets of Capital Growth, in exchange for Investment Shares of Large Cap. These shares would then be distributed pro rata by Capital Growth to its shareholders, and, as a result, each Capital Growth shareholder will own Investment Shares of Large Cap having a total net asset value equal to the total net asset value of his or her holdings in Capital Growth (the `Reorganization''). The Reorganization would result in the complete liquidation and the termination of Capital Growth.

     Blanchard Funds is an open-end management investment company which currently includes eight portfolios, each of which has a distinct investment objective. The investment objective of Capital Growth is long term capital appreciation. The Virtus Funds is an open-end management investment company which currently includes eight portfolios, each of which has a distinct investment objective. The investment objective of Large Cap is to provide growth of capital and income. For a comparison of the investment policies of the Funds, see ''Summary-Investment Objectives, Policies and Limitations.''

     This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about The Virtus Funds and Large Cap that a prospective investor should know before investing in Large Cap. This Prospectus/Proxy Statement is accompanied by the Prospectus of Large Cap dated November 30, 1995 (revised December 29, 1995 and March 15, 1996), which is incorporated herein by reference. The Prospectus of Capital Growth dated February 29, 1996 (supplemented May 17, 1996); the Statements of Additional Information for Large Cap and Capital Growth, dated November 30, 1995 and February 29, 1996 (revised
October 7, 1996), respectively (relating to the Prospectuses of Large Cap and Capital Growth, respectively, of the same date), and the Statement of Additional
Information of Large Cap dated January   , 1997 (relating to this
                                       --
Prospectus/Proxy Statement), all containing additional information; and the Annual Reports of Cap Growth and Large Cap dated October 31, 1996 and September 30, 1996, respectively, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Prospectuses, Statements of Additional Information and Annual Reports may be obtained without charge by calling Signet Financial Services at 1-800-829-3863.

     THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF SIGNET BANK OR ANY OF ITS AFFILIATES, OR OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY SIGNET BANK OR ANY OF ITS AFFILIATES, OR BY ANY BANK, AND ARE NOT OBLIGATIONS OF, GUARANTEED BY OR INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               TABLE OF CONTENTS

Summary...............................................1

Risk Factors..........................................4

Management's Discussion of Fund Performance (The Style Manager: Large Cap Fund-
     Investment Shares)...............................5

Information About the Proposal........................6

Information About the Blanchard Group of Funds, The Virtus Funds,
     Capital Growth, and Large Cap....................9

Voting Information...................................10

Exhibit A-Agreement and Plan of Reorganization......A-1


                                    SUMMARY

ABOUT THE PROPOSED REORGANIZATION

     The Board of Trustees of Blanchard Funds has voted to recommend to shareholders of Capital Growth the approval of a proposal (the `Proposal'') whereby Capital Growth would (i) withdraw its investment in Capital Growth Portfolio in order to permit the current two-tier structure of Capital Growth to be replaced, temporarily, by a one-tier structure currently used by Large Cap (the `Restructuring'') and (ii) enter into a proposed Plan pursuant to which Large Cap would acquire all of the assets of Capital Growth in exchange for Investment Shares of Large Cap. These shares would thereupon be distributed pro rata by Capital Growth to its shareholders and, as a result, each shareholder of Capital Growth would become the owner of Investment Shares of Large Cap having a total net asset value equal to the total net asset value of his or her holdings in Capital Growth (the `Reorganization'').

     As a condition to the Proposal, Blanchard Funds will receive an opinion of counsel that the Restructuring will not cause Capital Growth or its shareholders to recognize any gain or loss under the Internal Revenue Code of 1986, as amended (the `Code''), and The Virtus Funds and Blanchard Funds will receive an opinion of counsel that the Reorganization will be considered a tax-free ''reorganization'' under applicable provisions of the Code so that no gain or loss will be recognized by either Large Cap or Capital Growth or their shareholders.

     In recommending the Proposal, the Blanchard Funds' and The Virtus Funds' investment adviser, Virtus Capital Management, Inc., and the Board of Trustees of Blanchard Funds and The Virtus Funds, considered the fact that, because of the low asset and high expense levels of Capital Growth, Capital Growth's long-term viability is questionable, and have concluded that economies of scale, and potentially lower expense ratios, could be realized by transferring the assets of Capital Growth into Large Cap.

     The following discussion compares certain key aspects of Capital Growth and Large Cap (collectively, the ''Funds'').

                            SUMMARY OF FUND EXPENSES
                        SHAREHOLDER TRANSACTION EXPENSES
                                                            COMBINED
                                                            STYLE
                                                            MANAGER
                                    VIRTUS STYLE            BLANCHARD LARGE CAP/
                                    MANAGER     CAPITAL     CAPITAL
                                    LARGE CAP   GROWTH      GROWTH
Maximum Sales Load Imposed on Purchases
 (as a percentage of offering price) None       None        None
Maximum Sales Load Imposed on Reinvested
 Dividends (as a percentage of offering price)  None        None None
Contingent Deferred Sales Charge (as a percentage
 of original purchase price or redemption
 proceeds, as applicable)(1)         2.00%      None        2.00%
Redemption Fees (as a percentage of amount
 redeemed, if applicable)            None       None        None
Exchange Fee                         None       None        None


ANNUAL FUND OPERATING EXPENSES
(As a percentage of average net assets)

Management Fees                        0.75%    0.40%       (2)  0.75%
12b-1 Fees                             0.25%    0.00%  (3)       0.25%
Other Expenses                         0.36%    6.13%  (4)       0.36%
  Total Fund Operating Expenses(after waivers)  1.36%  6.53%(5)       1.36%



(1) The contingent deferred sales charge is 2.00% of the lesser of the original purchase price or the net asset value of Shares redeemed within five years of purchase date. A contingent deferred sales charge will not be imposed on the redemption of Large Cap shares held by current shareholders of Capital Growth. See "Summary-Purchase and Redemption Procedures.

(2) The management fee has been reduced to reflect the voluntary waiver by the Manager. The Manager may terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is 1.10%.

(3) Under the Fund's Rule 12b-1 Distribution Plan, the Fund can pay up to 0.50% of its daily average net assets as a 12b-1 fee. The 12b-1 fee has been reduced to reflect the voluntary waiver by the Distributor. The Distributor may terminate this voluntary waiver at any time at its sole discretion

(4) Other Expenses would have been 13.37% absent the voluntary waiver of a portion of the administrative fees and the assumption of other operating expenses by the adviser. The administrator can terminate this voluntary waiver at any time at its sole discretion

(5) Total Fund Operating Expenses would have been 14.46% absent the voluntary waivers and assumption described in notes (2) and (3) above.

THE PURPOSE OF THIS TABLE IS TO ASSIST AN INVESTOR IN UNDERSTANDING THE VARIOUS COSTS AND EXPENSES THAT A SHAREHOLDER WILL BEAR, EITHER DIRECTLY OR INDIRECTLY. FOR MORE COMPLETE DESCRIPTIONS OF THE VARIOUS COSTS AND EXPENSES, SEE "MANAGEMENT OF THE FUNDS." Wire-transferred redemptions may be subject to an additional fee.

LONG-TERM SHAREHOLDERS MAY PAY MORE THAN THE ECONOMIC EQUIVALENT OF THE MAXIMUM FRONT-END SALES CHARGE PERMITTED BY THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

EXAMPLE

You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.

                                                  COMBINED
                                                  STYLE
                                                  MANAGER
                              VIRTUS STYLE        BLANCHARD       LARGE CAP/
                              MANAGER   CAPITAL   CAPITAL
                              LARGE CAP GROWTH    GROWTH

1 year......................   $35       $65       $35
3 years.....................   $65       $191      $65
5 years.....................   $74 +     $314      $74 +
10 years....................   $164 +    $605      $164 +

+Reflects expenses on the same investment, assuming no redemption.

The above example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

INVESTMENT OBJECTIVES, POLICIES, AND LIMITATIONS

     The investment objectives of Capital Growth and Large Cap are similar. Capital Growth, which invests all of its investable assets in Capital Growth Portfolio, seeks to provide long term capital growth. Large Cap seeks to provide growth of capital and income.

     Large Cap pursues its investment objective by investing primarily (i.e., at least 65% of its assets under normal conditions) in common stocks, and may also invest in corporate preferred stocks, bonds, notes, warrants, rights and convertible securities, in American Depositary Receipts (`ADRs'') and in high-quality, short-term money market instruments such as commercial paper of domestic and foreign issuers and obligations of domestic and foreign banks. Capital Growth Portfolio pursues its investment objective by investing at least 80% of its assets under normal market conditions in common stocks and it may also invest up to 20% of its assets in convertible securities and in separately traded principal and interest components of securities backed by the full faith and credit of the U.S. government. Capital Growth Portfolio may also invest in U.S. government securities, Depositary Receipts, and high quality short-term money market instruments such as commercial paper of domestic and foreign issuers and obligations of domestic and foreign banks.

     The debt securities in which Large Cap may invest must be rated, at the time of purchase, BBB or higher by Standard & Poor's Ratings Group (''S&P'') or Fitch Investor Services (''Fitch'') or Baa or higher by Moody's Investor's Service Inc. (''Moody's'') or, if unrated, be of comparable quality as determined by the Fund's adviser. (If a security's rating is reduced below the required minimum after Large Cap has purchased it, Large Cap is not required to sell the security but may consider doing so. Bonds rated BBB by S&P or Fitch or Baa by Moody's have speculative characteristics. Changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than higher rated bonds).


     Large Cap will invest in securities of large capitalization companies, with a market capitalization of at least $1 billion at the time of investment, and which are listed either on the New York or American Stock Exchange or traded in the over-the-counter markets. Capital Growth Portfolio will invest in stocks of companies with capitalizations of $750 million to $4 billion.

     Large Cap is managed to take advantage of trends in the stock market that favor different styles of stock selection (value or growth). The value style seeks stocks that, in the opinion of the adviser, are undervalued and are or will be worth more than their current price. The growth style seeks stocks with higher earnings growth which, in the opinion of the adviser, will lead to appreciation in stock price. Capital Growth Portfolio utilizes both quantitative and fundamental research to identify undervalued stocks with a catalyst for positive changes.

     Capital Growth Portfolio may invest up to 20% of its total assets in foreign securities, including Depositary Receipts. Large Cap may invest in ADRs, which are typically issued by an American bank or trust company and evidence ownership of underlying securities issued by a foreign issuer. Both Large Cap and Capital Growth Portfolio may enter into repurchase agreements, put and call options contracts and futures contracts. Capital Growth Portfolio may enter into reverse repurchase agreements and forward currency contracts and may purchase and sell structured products.

     Large Cap and Capital Growth Portfolio are subject to certain investment limitations. The investment limitations of the two funds are substantially similar. These limitations include provisions that, in effect, prohibit either fund from: selling any securities short (except, with respect to Capital Growth Portfolio, short sales `against the box'') or purchasing securities on margin; issuing senior securities, except that Large Cap may borrow up to one-third of the value of its total assets and Capital Growth Portfolio may issue senior securities to the extent permitted by the Investment Company Act of 1940 (the `1940 Act''); mortgaging, pledging, or hypothecating any assets except to secure permitted borrowings; lending any of their respective assets, except portfolio securities up to one-third of the value of their total assets; or investing more than 15% of their respective net assets in illiquid securities.

     Reference is hereby made to the Prospectus, dated February 29, 1996 (supplemented
May 17, 1996) of Capital Growth and Statement of Additional Information dated February 29, 1996 (revised October 7, 1996) of Capital Growth, and the Prospectus of Large Cap, dated November 30, 1995 (revised December 29, 1995 and March 15, 1996), and Statement of Additional Information of Large Cap, dated November 30, 1995, which set forth in full the investment objectives, policies and investment limitations of both funds and which are incorporated by reference herein.

DISTRIBUTION ARRANGEMENTS

     Federated Securities Corp. is the principal distributor for shares of Blanchard Funds and The Virtus Funds. Under distribution plans adopted in accordance with Investment Company Act Rule 12b-1 (the ''12b-1 Plan''), Large Cap (with respect to Investment Shares), and Capital Growth may pay to Federated Securities Corp. an amount computed at an annual rate of .25% and .50% of each respective Fund's average daily net assets to finance any activity which is principally intended to result in the sale of shares subject to the 12b-1 Plan. Currently, Large Cap (with respect to Investment Shares) incurs fees under the 12b-1 Plan at an annual rate of .25% of its average daily net assets, while Capital Growth , as a result of waivers, does not incur any fees under the 12b-1 Plan. Large Cap will not, as a result of the Reorganization, assume any liabilities or make any voluntary reimbursements on account of Capital Growth's 12b-1 Plan.

ADVISORY ARRANGEMENTS AND FEES

     Virtus Capital Management, Inc. (''VCM''), a Maryland corporation and a wholly-owned subsidiary of Signet Banking Corporation, provides investment advisory services for The Virtus Funds, including Large Cap. VCM is entitled to receive an annual management fee equal to .75% of Capital Growth's average daily net assets. Currently, Large Cap incurs advisory fees of .75% of its average daily net assets.

     VCM provides overall management services for Blanchard Funds, including Capital Growth, and The Chase Manhattan Bank, N.A. (`Chase'') provides investment advisory services for Capital Growth Portfolio. VCM is entitled to receive an annual management fee equal to .70% of Capital Growth's average daily net assets, and Chase is entitled to receive an annual advisory fee of .40% of Capital Growth Portfolio's average daily net assets. Accordingly, the maximum aggregate annual management and advisory fees incurrable by Capital Growth is 1.10% of Capital Growth's average daily net assets. See also the ''Summary of Fund Expenses.'' Capital Growth currently incurs aggregate management and advisory fees of .40%, due to the current waiver by VCM of its entire management fee. VCM may voluntarily waive a portion of its fee or reimburse either Large Cap or Capital Growth for certain operating expenses. This agreement to waive fees or reimburse expenses may be terminated by VCM at any time in its discretion.



ADMINISTRATIVE SERVICES ARRANGEMENTS

     Federated Administrative Services, a subsidiary of Federated Investors, provides Large Cap and Capital Growth with certain administrative personnel and services necessary to their operation. The rate charged for such administrative services is .15% of the first $250 million of average aggregate daily net assets of The Virtus Funds and Blanchard Funds combined, .125 % on the next $250 million, .10% on the next $250 million and .075% of assets in excess of $750 million. The administrative fee received during any fiscal year shall be at least $75,000 per fund. Capital Growth estimates that its administrative fee expense for the current fiscal year will be .07% of its average aggregate daily net assets. Large Cap estimates that its administrative fee expense for the current fiscal year will be .10% of its average aggregate daily net assets.

TOTAL ANNUAL OPERATING EXPENSES

     The total annual operating expenses for Capital Growth are expected to be 6.53% of average daily net assets, and would be 14.46% of average daily net assets absent voluntary fee waivers and expense reimbursements. The total annual operating expenses for Large Cap are expected to be 1.36% of average daily net assets.

PURCHASE AND REDEMPTION PROCEDURES

     Procedures for the purchase and redemption of Investment Shares of Large Cap are similar to procedures applicable to the purchase and redemption of Capital Growth shares. For a complete description of the purchase and redemption procedures applicable to purchases and redemptions of shares, refer to the Prospectus of Capital Growth dated February 29, 1996, and the Prospectus of The Virtus Funds dated November 30, 1995 (revised December 29, 1995 and
March 15, 1996), which are incorporated herein by reference. Any questions about such procedures may be directed to, and assistance in effecting purchases, redemptions, or exchanges of shares may be obtained by calling 1-800-829-3863.

     Investment Shares of Large Cap are sold on all business days on which the New York Stock Exchange is open for business, except on Lee-Jackson King Day, Columbus Day and Veterans' Day. Shares are sold at their net asset value next determined after an order is received. There is no sales charge at the time of purchase. The net asset value is calculated as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on days shares are sold. Purchases of shares of either Large Cap or Capital Growth may be made by wire, by ACH or by check. Orders are considered received after payment is converted into federal funds. The minimum initial investment in Large Cap is $1,000.

     Redemption requests cannot be executed on days which the New York Stock Exchange is closed and federal or state holidays restricting wire transfers. Shares of Capital Growth are redeemed at their net asset value next determined after the redemption request is received. Shares of Large Cap are redeemed at their net asset value next determined after the redemption request is received, except that a contingent deferred sales charge (''CDSC'') will be imposed in certain instances. A CDSC will not be charged on the redemption of shares of Large Cap (i) to be received by current shareholders of Capital Growth pursuant to the Reorganization (the ''Reorganization Shares''); (ii) to be received by current shareholders of Capital Growth pursuant to reinvestment of dividends or capital gains distributions made in respect of Reorganization Shares or (iii) purchased by current shareholders of Capital Growth at any time after the date of the Reorganization. Proceeds will be distributed by wire or check. Requests for redemption can be made by telephone or by mail as more particularly described in the above-referenced Prospectuses.

EXCHANGE PRIVILEGES

     Shareholders of Investment Shares of Large Cap may exchange Investment Shares of Large Cap for shares of another Virtus Fund at net asset value. The dollar amount of an exchange must be at least $1,000. In addition, holders of Large Cap may exchange such Large Cap shares for shares of any Blanchard Fund at net asset value. The dollar amount of an exchange into a Blanchard Fund must meet the initial investment requirement of the Blanchard Fund into which the exchange is being made. No fees are charged in connection with any such exchange.


     Shareholders of Capital Growth may exchange shares of Capital Growth for shares of another Blanchard Fund or for Investment Shares of any Virtus Fund at net asset value. No fees are charged in connection with any such exchange. The dollar amount of an exchange into a Blanchard Fund must meet the initial investment requirement of the Fund into which the exchange is being made. All subsequent exchanges into that Fund must be at least $1,000. The dollar amount of any exchanges into a Virtus fund must be at least $1,000.

TAX CONSEQUENCES

     As a condition to the Proposal, Blanchard Funds will receive an opinion of counsel that the Restructuring will not cause Capital Growth or its shareholders to recognize any gain or loss under the Code, and The Virtus Funds and Blanchard Funds will receive an opinion of counsel that the Reorganization will be considered a tax-free ''reorganization'' under applicable provisions of the Code so that no gain or loss will be recognized by either Large Cap or Capital Growth or their respective shareholders.

                                  RISK FACTORS

     Investment in Large Cap is subject to certain risks that are set forth in its Prospectus dated November 30, 1995 (revised December 29, 1995 and March 15,
1996) and its Statement of Additional Information, dated November 30, 1995 which are incorporated herein by reference thereto. Briefly, these risks include, but are not limited to, fluctuation of the value of shares of Large Cap; uncertainty that a secondary market for options or for positions in futures contracts will exist at all times; imperfect correlation between the prices of financial futures and options on financial futures, on the one hand, and prices of the securities subject to the options and futures contracts, on the other hand, which could cause a futures contract and any related options to react differently than the underlying portfolio securities to market changes; with respect to foreign securities, the risks of currency fluctuation and imposition of currency exchange regulation, the lack of information available concerning foreign issuers, the fact that foreign issuers are not subject to financial reporting standards comparable to those in the U.S. and the possibility of expropriation of assets and political instability. Investment in Capital Growth carries risks of a substantially similar nature, as more fully described in its Prospectus dated February 29, 1996 (supplemented May 17, 1996) and its Statement of Additional Information dated February 29, 1996 (revised October 7, 1996).



                  MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE
              THE STYLE MANAGER: LARGE CAP FUND-INVESTMENT SHARES

The following information was included in Large Cap's Annual Report for the fiscal year ended September 30, 1996. The Management's Discussion contained in the Annual Report in its entirety, is as follows:

MANAGEMENT DISCUSSION AND ANALYSIS
----------------------------------------------------------------------------

Under the direction of Garry M. Allen, Chief Investment Officer, Virtus Capital Management Inc. has implemented a new style of equity management. The new method of investment is called "Style Management". Style Management is a unique method of investing.

Academic research shows that style determines 80-90% of investment return. Virtus seeks to capture the predominant investment style to take greater advantage of market trends. This involves opportunistic positioning defined by style and size. "Style" refers to two widely accepted descriptions of stocks known as growth and value. Growth stocks are those companies with above-average earnings expectations. Value stocks are those companies selling at a low price relative to the actual value of their underlying assets. "Size" refers to the division between large and small companies based upon market value.

Style movements typically occur every one to three years (there have been sixteen intermediate style changes since 1968), while size movements generally occur every five to seven years (there have been four size changes since 1968). This type of shifting between style and size has been occuring ever since the stock market has existed.

Style management identifies and pursues greater rewards from active management. Style (value vs. growth) and size (small vs. large-cap) represent the two major components of systematic risk and return in the market. Style dominates even the most skillful manager's returns. Active style management reduces the level of risk in a portfolio and thus improves the risk/reward trade-off.

    The market for U.S. large company stocks is represented by the total return on the S&P 500*. For the twelve months ended September 30, 1996, the S&P 500 returned 20.3%. On a long-term "calendar" year basis, the S&P 500 has managed a return of 10.5% from 1926 - 1995. Therefore, the twelve month period ended September 30, 1996, represents substantial above-average performance relative to the long-term history of the U.S. Large Cap Equity market.

This twelve month period favored growth stocks largely due to the strong growth stock performance over the last six months. In general a stronger than expected economy created an environment favorable to growth stocks at the large cap end of the U.S. Equity market.

Virtus Capital Management anticipates that 1997 will increasingly reward value stock investors as the overall market climate could shift to a theme of capital preservation and safety. Value stocks are well positioned to benefit from a slow-down in business cycle conditions in 1997.

  *The S&P 500 is an unmanaged index comprised of common stocks in industry, transportation, and financial and public utility companies. Investments cannot be made in an index.



GROWTH OF $10,000 INVESTED IN THE STYLE MANAGER: LARGE CAP FUND--
INVESTMENT SHARES

The graph below illustrates the hypothetical investment of $10,000 in The Style
Manager: Large Cap Fund (the "Fund") from October 16, 1990 (start of performance) to September 30, 1996, compared to the Standard & Poor's 500 Index ("S&P 500").+

                     [GRAPH TO BE INSERTED UPON PRINTING]*

     *The graphic presentation that will be displayed above consists of a legend, below the graph, indicating the components of the corresponding chart. The line graph chart is a visual representation of the narrative text around it, which shows that an initial investment of $10,000 in The Style Manager: Large Cap Fund-Investment Shares on October 16, 1990, would have grown to $18,199 by September 30, 1996, as compared to the Standard & Poor's 500 Index, which would have grown to $26,619.. The "x" axis reflects the cost of investment, the "y" axis reflects computation periods from 1990 to 1996, and the right margin reflects a total investment range from $0 to $30,000. The chart further indicates the ending market value attributable to principal, as well as the ending market value attributable to capital gains and reinvested dividends.

AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED SEPTEMBER 30, 1996

1 Year.....................................................................9.08%
5 Year.....................................................................8.21%
Start of Performance (10/16/90)...........................................10.57%

PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE. YOUR INVESTMENT RETURN AND PRINCIPAL VALUE WILL FLUCTUATE SO WHEN SHARES ARE REDEEMED, THEY MAY BE WORTH MORE OR LESS THAN ORIGINAL COST. MUTUAL FUNDS ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANK AND ARE NOT FEDERALLY INSURED.

 *Reflects operations of the Fund from the start of performance 10/16/90 through 9/30/96, on a cumulative basis.

**Represents a hypothetical investment of $10,000 in the Fund. Certain investors are subject to a 2.00% contingent deferred sales charge on shares redeemed within five years of purchase date. The Fund's performance assumes the reinvestment of all dividends and distributions.

 +The S&P 500 is not adjusted to reflect sales charges, expenses, or other fees that the SEC requires to be reflected in the Fund's performance. The S&P 500 has been adjusted to reflect reinvestment of dividends on securities in the index. This index is unmanaged.


                         INFORMATION ABOUT THE PROPOSAL


     On July 12, 1995, VCM acquired the assets and business of Sheffield Management Co. (''Sheffield''), which was, until that time, manager of the Blanchard Funds. Upon succeeding Sheffield as manager, VCM has conducted an ongoing review and evaluation of the investment objectives and strategies of the Blanchard Funds. As a result of this review, VCM determined that, because of the low asset and high expense levels of Capital Growth, Capital Growth's long-

term viability is questionable, and that Capital Growth would potentially benefit from economies of scale and potentially lower expense ratios that should be realized by the transfer of Capital Growth's assets to Large Cap.

     The Trustees of Blanchard Funds and The Virtus Funds, including the independent Trustees, have unanimously concluded that consummation of the Reorganization is in the best interests of Blanchard Funds and The Virtus Funds and the shareholders of Capital Growth and Large Cap and that the interests of Capital Growth and Large Cap shareholders would not be diluted as a result of effecting the Reorganization and have unanimously approved the Proposal.



DESCRIPTION OF THE RESTURCTURING

     Unlike other mutual funds such as Large Cap, which directly acquire and manage their own portfolios of securities, Capital Growth currently seeks to achieve its investment objective by investing all its assets in Capital Growth Portfolio, which is a separate registered investment company with identical investment objectives as Capital Growth. Since the Trustees of Blanchard Funds have proposed that Capital Growth enter into the Reorganization, it will be necessary for Capital Growth to require Capital Growth Portfolio to distribute to Capital Growth a portion of Capital Growth Portfolio's assets for transfer to Large Cap in satisfaction of Capital Growth's obligations under the Plan.


     To accomplish the Restructuring, Large Cap and Large Cap Portfolio have
entered into a Withdrawal Agreement, dated January   , 1997, pursuant to which
                                                   --
Large Cap Portfolio will distribute to Capital Growth on the Closing Date of the Reorganization, portfolio securities mutually acceptable to Capital Growth and Capital Growth Portfolio, having an aggregate value equal to the net asset value of Capital Growth's share interest in Capital Growth Portfolio as of the Closing Date.


     The Proposal is subject to the receipt by Blanchard Funds of an opinion of Dickstein Shapiro Morin and Oshinsky LLP, that the withdrawal by Capital Growth of its investment in Capital Growth Portfolio will not cause Capital Growth or its shareholders to recognize any gain or loss under the Code.


DESCRIPTION OF THE REORGANIZATION

     The Plan provides that on or about February   , 1997 (the ''Closing
                                                 --
Date''), Large Cap will acquire all of the assets of Capital Growth in exchange for Investment Shares of Large Cap to be distributed pro rata by Capital Growth to its shareholders in complete liquidation and termination of Capital Growth. Shareholders of Capital Growth will become shareholders of Large Cap as of 4:00 p.m. (Eastern time) on the Closing Date and will begin accruing dividends on the next day. Shares of Large Cap received by Capital Growth shareholders in connection with the acquisition of the assets of Capital Growth will not be subject to a sales load. Shareholders of Capital Growth will earn their last dividend from Capital Growth on the Closing Date.

     Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to Blanchard Funds and The Virtus Funds, as described under the caption ''Federal Income Tax Consequences'' below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of Capital Growth prior to the Closing Date by Blanchard Funds or The Virtus Funds if it believes that consummation of the Reorganization would not be in the best interests of the shareholders of either Capital Growth or Large Cap.


     VCM IS RESPONSIBLE FOR THE PAYMENT OF ALL EXPENSES OF THE REORGANIZATION INCURRED BY EITHER FUND, WHETHER OR NOT THE REORGANIZATION IS CONSUMMATED. Such expenses include, but are not limited to, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to shareholders of Capital Growth and the costs of holding the Special Meeting of Shareholders.

     The foregoing brief summary of the Plan entered into between Capital Growth and Large Cap is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

DESCRIPTION OF INVESTMENT SHARES OF LARGE CAP

     Investment Shares of Large Cap to be issued to shareholders of Capital Growth under the Plan will be fully paid and non assessable when issued and transferable without restriction and will have no preemptive or conversion rights. Large Cap offers two classes of shares. Trust Shares, the other class offered by Large Cap, are sold to trusts, fiduciaries and institutions at net asset value at a minimum investment of $10,000. Trust Shares are not sold pursuant to a Rule 12b-1 Plan. The amount of dividends payable in respect of Trust Shares will exceed those payable in respect of Investment Shares by the difference between class expenses and distribution expenses borne by shares of each respective class. The stated advisory fee is the same for both classes of shares. Reference is hereby made to the Prospectus of Large Cap dated November 30, 1995 (revised December 29, 1995 and March 15, 1996) provided herewith for additional information about Investment Shares of Large Cap.

FEDERAL INCOME TAX CONSEQUENCES

     As a condition to the Reorganization, Blanchard Funds and The Virtus Funds will receive an opinion from Dickstein Shapiro Morin & Oshinsky LLP, counsel to Blanchard Funds and The Virtus Funds, to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the ''Code''), current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by Large Cap upon its receipt of Capital Growth's assets solely in exchange for Investment Shares of Large Cap; (3) no gain or loss will be recognized by Capital Growth upon the transfer of its assets to Large Cap solely in exchange for Investment Shares of Large Cap or upon the distribution (whether actual or constructive) of Investment Shares of Large Cap to Capital Growth shareholders solely in exchange for their shares of Capital Growth; (4) no gain or loss will be recognized by shareholders of Capital Growth upon the exchange of their Capital Growth shares for Investment Shares of Large Cap; (5) the tax basis of Capital Growth's assets acquired by Large Cap will be the same as the tax basis of such assets to Capital Growth immediately prior to the Reorganization; (6) the tax basis of Investment Shares of Large Cap received by each shareholder of Capital Growth pursuant to the Plan will be the same as the tax basis of Capital Growth shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of Capital Growth in the hands of Large Cap will include the period during which those assets were held by Capital Growth; and (8) the holding period of Investment Shares of Large Cap received by each shareholder of Capital Growth will include the period during which the Capital Growth shares exchanged therefor were held by such shareholder, provided the Capital Growth shares were held as capital assets on the date of the Reorganization.

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS AND OBLIGATIONS

     Blanchard Funds and The Virtus Funds are organized as business trusts pursuant to Declarations of Trust under the laws of the Commonwealth of

Massachusetts. The rights of shareholders of Capital Growth and Large Cap as set forth in their respective Declarations of Trust are substantially identical. Set forth below is a brief summary of the significant rights of shareholders of Capital Growth and Large Cap (individually a `Fund'').

     Neither Fund is required to hold annual meetings of shareholders. Shareholder approval is necessary only for certain changes in operations or the election of trustees under certain circumstances. A special meeting of shareholders of either Fund for any permissible purpose is required to be called by the Trustees upon the written request of the holders of at least 10% of the outstanding shares of the relevant Fund.

     Under certain circumstances, shareholders of Capital Growth, Large Cap, or any other portfolio of Blanchard Funds or The Virtus Funds may be held personally liable as partners under Massachusetts law for obligations of Blanchard Funds or The Virtus Funds, as the case may be. To protect shareholders of all portfolios of Blanchard Funds and The Virtus Funds, Blanchard Funds and The Virtus Funds have filed legal documents with the Commonwealth of Massachusetts that expressly disclaim the liability of shareholders of portfolios of Blanchard Funds and The Virtus Funds for such acts or obligations of Blanchard Funds and The Virtus Funds. These documents require that notice of this disclaimer be given in each agreement, obligation or instrument that Blanchard Funds and The Virtus Funds or their trustees enter into or sign on behalf of Blanchard Funds and The Virtus Funds.

     In the unlikely event a shareholder of a portfolio of Blanchard Funds or The Virtus Funds is held personally liable for obligations of Blanchard Funds or The Virtus Funds, Blanchard Funds and The Virtus Funds are required to use their property to protect or compensate the shareholder. On request, Blanchard Funds and The Virtus Funds will defend any claims made and pay any judgment against a shareholder of a portfolio of Blanchard Funds and The Virtus Funds for any act or obligation of Blanchard Funds and The Virtus Funds. Therefore, financial loss resulting from liability as a shareholder of a portfolio of Blanchard Funds and The Virtus Funds will occur only if Blanchard Funds or The Virtus Funds cannot meet their obligation to indemnify shareholders and pay judgments against them from the assets of Blanchard Funds or The Virtus Funds.

CAPITALIZATION

     The following table sets forth the capitalization of Capital Growth and Large Cap as of November 30, 1996 and on a pro forma basis as of that date:

                 Large Cap
                 Investment Capital    Pro Forma   Pro Forma
                 Shares     Growth     Adjustment  Combined

Net Assets       $66,597,160           $1,704,292         --     $68,301,452
Net Asset Value Per Share          $15.22             $9.22        --
$15.22
Shares Outstanding              4,376,708            184,750        (72,745)(a)
4,488,713


(a) Adjustment to reflect share balance as a result of the combination based on an exchange ratio of .606251691475 for Capital Growth.

TRUSTEES' RECOMMENDATION

     THE TRUSTEES UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS OF CAPITAL GROWTH APPROVE THE PROPOSAL.

     If the shareholders of Capital Growth do not approve the Proposal, Capital Growth will continue to operate in its existing structure, and the Trustees will consider what future action to take.


              INFORMATION ABOUT BLANCHARD FUNDS, THE VIRTUS FUNDS,
                         CAPITAL GROWTH, AND LARGE CAP

     Information about Blanchard Funds, The Virtus Funds, Capital Growth, and Large Cap is contained in their respective Prospectuses dated (in the case of Blanchard Funds and Capital Growth) February 29, 1996 (supplemented May 17,
1996) and (in the case of The Virtus Funds and Large Cap) November 30, 1995 (revised December 29, 1995 and March 15, 1996), which are incorporated by reference herein. A copy of the Prospectus for Large Cap is included herewith. Additional information about The Virtus Funds and Large Cap is included in the Statement of Additional Information of Large Cap dated November 30, 1995
(relating to the Prospectus of Large Cap of the same date), and January    ,
                                                                        ---
1997 (relating to this Prospectus/Proxy Statement) and Large Cap's Annual Report to Shareholders dated September 30, 1996, which are incorporated herein by reference. Additional information about Capital Growth is included in the Statement of Additional Information of Capital Growth dated February 29, 1996 (revised October 7, 1996) (relating to the Prospectus of Capital Growth of February 29, 1996), and Capital Growth's Annual Report dated October 31, 1996, which are incorporated herein by reference. Copies of the Statements of Additional Information of Capital Growth and Large Cap, which have been filed with the Securities and Exchange Commission (the ''SEC''), may be obtained without charge by contacting Blanchard Group of Funds at 1-800-829-3863 or by writing to Signet Financial Services, Inc., 41 Madison Avenue, 24th Floor, New York, NY 10010.

     Blanchard Funds and The Virtus Funds are each subject to the informational requirements of the Securities Act of 1933 (the ''1933 Act''), the Securities Exchange Act of 1934 (the ''1934 Act'') and the Investment Company Act of 1940 (the ''1940 Act'') and in accordance therewith file reports and other information with the SEC. Reports, proxy and information statements and other information filed by Blanchard Funds and The Virtus Funds, on behalf of the

Funds, can be obtained by calling or writing to Blanchard Funds or The Virtus Funds and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60621 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Prospectus/Proxy Statement and the related Statement of Additional Information do not contain all of the information set forth in the registration statement that The Virtus Funds have filed with the SEC under the 1933 Act to which reference is hereby made. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC. The SEC file number for Blanchard Funds' prospectuses and related Statements of Additional Information which are incorporated by reference herein is Registration No. 33-3165. The SEC file number for The Virtus Funds' prospectuses and related Statements of Additional Information which are incorporated by reference herein is Registration No. 33-36451.

                               VOTING INFORMATION

     This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of Capital Growth of proxies for use at
the Special Meeting of Shareholders (the ''Meeting'') to be held on February   ,
                                                                             --
1997 and at any adjournment thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Restructuring and the Reorganization. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of Blanchard Funds an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Meeting.

     THE COST OF THE SOLICITATION, INCLUDING THE PRINTING AND MAILING OF PROXY MATERIALS, WILL BE BORNE BY VCM. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents of Blanchard Funds and VCM at no additional cost to Blanchard Funds. Such solicitations may be made by telephone. VCM will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.

OUTSTANDING SHARES AND VOTING REQUIREMENTS

     The Board of Trustees has fixed the close of business on                 ,
                                                              ----------------
1997 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting of Shareholders and any adjournment
thereof. As of the record date, there were         shares of Capital Growth
                                           -------
outstanding. Each Capital Growth share is entitled to one vote and fractional shares have proportionate voting rights. On the record date, no shareholder or other person owned of record, or to the knowledge of VCM, beneficially owned, 5% or more of Capital Growth's outstanding shares. On the record date, the Trustees and officers of Blanchard Funds as a group owned less than 1% of the outstanding shares of Capital Growth.

     The votes of the shareholders of Large Cap are not being solicited, since their approval or consent is not necessary for approval of the Proposal. As of
the record date, there were        Investment Shares and         Trust Shares of
                            ------                       -------
Large Cap outstanding. On the record date, Stephens Inc., owned of record
approximately          (    %) of the outstanding Investment Shares of Large
              --------  ----

Cap, and BOVA & CO. owned of record approximately        (    %) of the
                                                  ------  ----
outstanding Trust Shares of Large Cap. On such date, no other person owned of record, or to the knowledge of VCM, beneficially owned, 5% or more of Large Cap's outstanding Trust or Investment Shares.

     A majority of the outstanding shares of Capital Growth, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the Proposal. For purposes of determining the presence of a quorum, shares represented by abstentions and ''broker non-votes'' will be counted as present, but not as votes cast, at the Special Meeting. Under the Declaration of Trust, the approval of any action submitted to shareholders is determined on the basis of a majority of votes entitled to be cast at the Special Meeting. Approval of the Proposal requires the affirmative vote of the majority of Capital Growth's outstanding shares.

     If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment. A vote may be taken on one or more of the proposals in this proxy statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.


DISSENTER'S RIGHT OF APPRAISAL

     Shareholders of Capital Growth objecting to the Proposal have no appraisal or dissenter's rights under the Declaration of Trust or Massachusetts law. Under the Plan, if approved by Capital Growth shareholders, each Capital Growth shareholder will become the owner of Investment Shares of Large Cap having a total net asset value equal to the total net asset value of his or her holdings in Capital Growth at the Closing Date.

OTHER MATTERS

     Management of Capital Growth knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.

     So far as management is presently informed, there is no litigation pending or threatened against Blanchard Funds or The Virtus Funds.

     Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.


                                                                       EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

     AGREEMENT AND PLAN OF REORGANIZATION dated December 20, 1996 (the ''Agreement''), between THE VIRTUS FUNDS, a Massachusetts business trust (''Virtus''), on behalf of its portfolio, The Style Manager: Large Cap Fund (hereinafter called the ''Acquiring Fund''), and BLANCHARD FUNDS, a Massachusetts business trust (''Blanchard''), on behalf of its portfolio, Blanchard Capital Growth Fund (hereinafter called the ''Acquired Fund'').

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the ''Code''). The reorganization (the ''Reorganization'') will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for Investment Shares of the Acquiring Fund (the ''Acquiring Fund Shares'') and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     WHEREAS, Virtus and Blanchard are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;

     WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue their shares of beneficial interest;

     WHEREAS, the Board of Trustees, including a majority of the Trustees who are not ''interested persons'' (as defined under the Investment Company Act of 1940, as amended (the ''1940 Act'')), of Virtus has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and

     WHEREAS, the Board of Trustees, including a majority of the Trustees who are not ''interested persons'' (as defined under the 1940 Act), of Blanchard has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

     1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.

1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, and the Acquiring Fund agrees in exchange therefor (i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the ''Closing'') on the closing date (the ''Closing Date'') provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.


     1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.

     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to Signet Trust Company, Richmond, Virginia, the Acquiring Fund's custodian (the ''Custodian''), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.

     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund hereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.

     1.5 As soon after the Closing Date as is conveniently practicable (the ''Liquidation Date''), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the ''Acquired Fund Shareholders''), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each shareholder of record of the Acquired Fund shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with Paragraph 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates, with respect to liquidation and termination of the Acquired Fund, on which the Acquired Fund is liquidated and terminated.

     2.   VALUATION.

     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the

Closing Date (such time and date being hereinafter called the ''Valuation Date''), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.

     2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.

     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.

     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.

     3.   CLOSING AND CLOSING DATE.

     3.1  The Closing Date shall be February   , 1997 or such later date as the
                                             --
parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.

     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

     3.3 Federated Shareholder Services Company, as transfer agent for each of the Acquired Fund and Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.



4.   REPRESENTATIONS AND WARRANTIES.

     4.1  Blanchard represents and warrants to Virtus as follows:

     (a) Blanchard is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out this Agreement.

     (b) Blanchard is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

     (c) Blanchard is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.

     (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.

     (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

     (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the ''1933 Act''), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the ''Commission'') thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (g) The Statements of Assets and Liabilities of the Acquired Fund at October 31, 1996 have been audited by Deloitte & Touche LLP, independent accountants, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such date not disclosed therein.

     (h) Since October 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

     (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

     (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The

Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

     (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.

     (m) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Blanchard's Trustees and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

     (n) The prospectus/proxy statement of the Acquired Fund (the ''Prospectus/Proxy Statement'') to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

     (o) Virtus Capital Management, Inc. has agreed to assume the expense of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the

Acquiring Fund's shareholders and the costs of holding the Special Meeting of Shareholders.

     4.2  Virtus represents and warrants to Blanchard as follows:

     (a) Virtus is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.

     (b) Virtus is registered under the 1940 Act as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

     (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (d) Virtus is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.

     (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

     (f) The Statements of Assets and Liabilities of the Acquiring Fund at September 30, 1995 and 1996, have been audited by Deloitte & Touche LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein.

     (g) Since September 30, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.

     (h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed shall have been filed, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof.

     (i) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

     (j) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

     (k) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action, if any, on the part of Virtus' Trustees, and this Agreement constitutes the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

     (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

     (m) The Acquiring Fund has entered into an agreement under which Virtus Capital Management, Inc. will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders.

     5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

     5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Acquired Fund's President and its Treasurer.

     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the ''Prospectus'') which will include the Proxy Statement, referred to in paragraph 4.1(o), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the ''Registration Statement''), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Code section 103 (a) over its deductions disallowed under Code sections 265 and 171 (a)(2) for the taxable periods or years ended on or before October 31, 1996 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before October 31, 1996 and in the period from said date to and including the Closing Date.

     6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     6.1 All representations and warranties of Blanchard contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of Blanchard.

     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by Blanchard's President or Vice President and Blanchard's Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of Blanchard made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

     7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

     The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     7.1 All representations and warranties of Virtus contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by Virtus' President or Vice President and Virtus' Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Acquired Fund, to the effect that the representations and warranties of Virtus made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.



     8. FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

     If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.

     8.1 The Agreement and the transactions contemplated herein shall have been approved by the Boards of Trustees of Blanchard and Virtus and by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Declaration of Trust.

     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 Blanchard and Virtus shall have received an opinion of Dickstein Shapiro Morin & Oshinsky LLP substantially to the effect that for Federal income tax purposes:

     (a) The transfer of all of the Acquired Fund assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a ''reorganization'' within the meaning of Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares;
(c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization;
(g) The holding period of the assets of the Acquired Fund in the hands of the

Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).

     9.   TERMINATION OF AGREEMENT.

     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of Blanchard or Virtus at any time prior to the Closing Date (and notwithstanding any vote of the Board of Trustees of Blanchard) if circumstances should develop that, in the opinion of either of the parties' Board of Trustees, make proceeding with the Agreement inadvisable.

     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the trustees, officers or shareholders of Virtus or of Blanchard, in respect of this Agreement.

     10.  WAIVER.

     At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of Virtus or of Blanchard, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.

     11.  MISCELLANEOUS.

     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.

     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.

     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without giving effect to principles of conflict of laws.

     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.

     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     11.6 The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Acquiring Fund and agrees that the obligations assumed by the Acquiring Fund pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the trustees, officers, employees or agents of the Acquiring Fund or any of them.

     11.7 The Acquiring Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Acquired Fund and agrees that the obligations assumed by the Acquired Fund pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Acquiring Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquired Fund, the trustees, officers, employees or agents of the Acquired Fund or any of them.

     IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                               Acquired Fund:

                               BLANCHARD FUNDS,
                               on behalf of its Portfolio,
                               BLANCHARD CAPITAL GROWTH FUND

Attest:
/s/                            By:   /s/
Assistant Secretary            Name:
                               Title:

                               Acquiring Fund:
                               THE VIRTUS FUNDS,
                               on behalf of its Portfolio,
                               THE STYLE MANAGER:
                               LARGE CAP FUND


Attest:
/s/                            By:   /s/
Assistant Secretary            Name:
                               Title:



G01686-08






SBM Financial Services
Proxy Services
P. O. Box 9156
Farmingdale, New York  11735

BLANCHARD CAPITAL GROWTH FUND,
a Portfolio of
BLANCHARD FUNDS
SPECIAL MEETING OF SHAREHOLDERS
          , 1997
==========
BLANCHARD CAPITAL GROWTH FUND,
a Portfolio of
BLANCHARD FUNDS

The undersigned shareholder(s) of Blanchard Capital Growth Fund, a portfolio of Blanchard Funds, (`Capital Growth''), hereby appoint(s) Gia C. Albanowski, C. Grant Anderson, Patricia F. Conner, and Jody L. Petras, or any of them true and lawful attorneys, with power of substitution of each, to vote all shares of Capital Growth which the undersigned is entitled to vote, at the Special Meeting
of Shareholders to be held on         , 1997, at Federated Investors Tower, 19th
                              --------
Floor, Pittsburgh, Pennsylvania 15222-3779, at 2:00 p.m. (local time) and at any adjournment thereof.

Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The attorneys named will vote the shares represented by this proxy in accordance with the choice made on this ballot. IF NO CHOICE IS INDICATED AS TO ANY ITEM, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.

Please sign EXACTLY as your name(s)
appear(s) above.  When signing as
attorney, executor, administrator,
guardian, trustee, custodian, etc.,
please give your full title as
such.  If a corporation or
partnership, please sign the full
name by an authorized officer or
partner.  If stock is owned
jointly, all owners should sign.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  X


KEEP THIS PORTION FOR YOUR RECORDS.
DETACH AND RETURN THIS PORTION ONLY.

                THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BLANCHARD CAPITAL GROWTH FUND,

RECORD DATE SHARES:
                    -----------------

Vote On Proposal(s)

1. To approve or disapprove a proposal whereby Capital Growth would (a) withdraw its investment in Capital Growth Portfolio, in order to permit the current two-tier structure of Capital Growth to be replaced, temporarily, by a one-tier structure common to most mutual funds; and (b) enter into a proposed agreement pursuant to which The Style Manager: Large Cap Fund (''Large Cap''), a portfolio of The Virtus Funds, would acquire all of Capital Growth's assets in exchange for Investment Shares of Large Cap. Capital Growth would then distribute the shares of Large Cap so received pro rata to its shareholders and would liquidate and terminate its existence.




                      FOR          AGAINST        ABSTAIN

-----------------------------------
Signature


Signature (Joint Owners)

Date:
      ---------------------------------







                      STATEMENT OF ADDITIONAL INFORMATION
                                January   , 1997
                                        --
                          ACQUISITION OF THE ASSETS OF
                         BLANCHARD CAPITAL GROWTH FUND,
                                 A PORTFOLIO OF
                                BLANCHARD FUNDS
                           FEDERATED INVESTORS TOWER
                      PITTSBURGH, PENNSYLVANIA 15222-3779
                       TELEPHONE NUMBER:  1-800-829-3863
                  BY AND IN EXCHANGE FOR INVESTMENT SHARES OF
                       THE STYLE MANAGER: LARGE CAP FUND
                                 A PORTFOLIO OF
                                THE VIRTUS FUNDS
                           FEDERATED INVESTORS TOWER
                      PITTSBURGH, PENNSYLVANIA  15222-3779
                       TELEPHONE NUMBER:  1-800-829-3863

        This Statement of Additional Information dated January    , 1997 is not
                                                               ---
a prospectus.  A Prospectus/Proxy Statement dated January     , 1997 related to
                                                          ----
the above-referenced matter may be obtained from The Virtus Funds, Federated

Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                               TABLE OF CONTENTS

1. Statement of Additional Information of The Style Manger: Large Cap Fund, a portfolio of The Virtus Funds, dated November 30, 1995.

2. Statement of Additional Information of Blanchard Capital Growth Fund, a portfolio of Blanchard Funds, dated February 29, 1996 (revised October 7, 1996).

3. Financial Statements of The Style Manager: Large Cap Fund, a portfolio of The Virtus Funds, dated September 30, 1996.

4. Financial Statements of Blanchard Capital Growth Fund, a portfolio of Blanchard Funds, dated October 31, 1996.



        The Statement of Additional Information of The Style Manager: Large Cap Fund (`Large Cap''), a portfolio of The Virtus Funds, dated November 30, 1995, is incorporated herein by reference to Post-Effective Amendment No. 14 to The Virtus Fund's Registration Statement on Form N-1A (File Nos. 33-36451 and 811-6158 ) which was filed with the Securities and Exchange Commission on or about November 22, 1996. A copy may be obtained, upon request and without charge, from Large Cap at Federated Investors Tower, Pittsburgh, PA 15222-3779; telephone number: 1-800-829-3863.
        The Statement of Additional Information of Blanchard Capital Growth Fund ("Capital Growth"), a portfolio of Blanchard Funds, dated February 29, 1996, is incorporated herein by reference to Post-Effective Amendment No. 39 to the

Blanchard Fund's Registration Statement on Form N-1A (File Nos. 33-3165 and 811-
4579) which was filed with the Securities and Exchange Commission on or about November 27, 1996. A copy may be obtained, upon request and without charge, from Capital Growth at Federated Investors Tower, Pittsburgh, PA 15222-3779; telephone number: 1-800-829-3863.
The audited financial statements of Large Cap, dated September 30, 1996, are incorporated herein by reference to Large Cap's Annual Report to Shareholders dated September 30, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from Large Cap at Federated Investors Tower, Pittsburgh, PA 15222-3779; telephone number 1-800-829-3863.
        The audited financial statements of Capital Growth, dated October 31, 1996, are incorporated herein by reference to Capital Growth's Annual Report to Shareholders dated October 31, 1996 which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from Capital Growth at Federated Investors Tower, Pittsburgh, PA 15222-3779; telephone number: 1-800-829-3863.
        Pro forma financial statements are not included herein as the total net assets of Capital Growth do not exceed 10% of the total assets of Large Cap. At November 30, 1996, the total net assets of Capital Growth were, $1,704,292 and the total net assets of Large Cap were $103,627,013.





G01686-09

                           PART C - OTHER INFORMATION
Item 15.  Indemnification
        Indemnification is provided to trustees and officers of the Registrant pursuant to the Registrant's Declaration of Trust, except where such indemnification is not permitted by law. However, the Declaration of Trust does not protect the trustees or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
        Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
        Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
        Insofar as indemnification for liabilities may be permitted pursuant to
Section 17 of the Investment Company Act of 1940 for trustees, officers, or controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.


Item 16.  Exhibits
1.1  Conformed Copy of Declaration of Trust of the Registrant, as restated (5)

2.1  Bylaws of the Registrant (1)

3    Not Applicable

4    Agreement and Plan of Reorganization dated December 20, 1996, between
Blanchard Funds, a Massachusetts business trust, on behalf of its portfolio, Blanchard Capital Growth Fund, and The Virtus Funds, a Massachusetts business trust, on behalf of its portfolio, The Style Manager: Large Cap Fund*


5    Copy of Specimen Certificate for Shares of Beneficial Interest of the
Registrant (2)

6.1 Conformed Copy of Investment Advisory Contract of the Registrant, and Amendment No. 1 thereto (6)

6.2  Conformed Copy of Sub-Advisory Contract of the Registrant (9)

7.1  Conformed Copy of Distributor's Contract of the Registrant (5)

7.2 Conformed Copy of Exhibits E and F to the Distributor's Contract of the Registrant (6)

8    Not Applicable

9    Conformed Copy of Custodian Agreement of the Registrant (3)

9.1  Conformed Copy of Amendment No. 1 to Custodian Agreement of the Registrant
(6)

10.1 Conformed Copy of Distribution Plan of the Registrant, as amended (5)

10.2 Copy of Rule 12b-1 Agreement of the Registrant and Amendment Nos. 1 and 2 thereto (6)

10.3 Conformed Copy of Administrative Services Agreement of the Registrant (6)

10.4 Conformed Copy of Previous Administrative Services Agreement of the Registrant (6)

10.5 Conformed Copy of Multiple Class Plan of the Registrant (6)


11   Opinion of S. Elliott Cohan, Deputy General Counsel, Federated Investors
regarding legality of shares being issued*

12   Opinion of Dickstein Shapiro Morin & Oshinsky LLP regarding tax consequences of Reorganization (4)

13.1 Conformed Copy of Agreement for Fund Accounting Services, Administrative Services, Shareholder Recordkeeping Services and Custody Services Procurement
(3)
14.1 Conformed Copy of Consent of Independent Auditors of The Virtus Funds., Deloitte & Touche LLP*

15   Not Applicable

16   Conformed Copy of Power of Attorney*

17.1 Declaration under Rule 24f-2*

17.2 Form of Proxy of The Virtus Funds*
*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Initial Registration Statement on Form N-1A filed on August 24, 1990. (File Nos. 33-36451 and 811-6158)

(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-1A filed November 24, 1993. (File Nos. 33-36451 and 811-6158)

(3)  Response is incorporated by reference to Registrant's Post-Effective

Amendment No. 7 on Form N-1A filed June 20, 1994. (File Nos. 33-36451 and 811-6158)

(4) To be filed by Post-Effective Amendment pursuant to `Dear Registrant'' letter dated February 15, 1996.

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 10 on Form N-1A filed December 21, 1994. (File Nos. 33-36451 and 811-6158)

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 14 on Form N-1A filed November 22, 1996. (File Nos. 33-36451 and 811-6158)



Item 17.  Undertakings
        (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
        (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

        3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinion.


                                   SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Virtus Funds, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on December 23, 1996.

                           THE VIRTUS FUNDS

                           (Registrant)

                           By:               *
                                Edward C. Gonzales
                                President and Treasurer


                                   SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 23, 1996:

               *               Chairman and Trustee
                               John F. Donahue
                               (Chief Executive Officer)


               *               President, Treasurer and Trustee

                               Edward C. Gonzales
                               (Principal Financial and Accounting Officer)


               *               Trustee
                               Thomas G. Bigley


              *                Trustee
                               John T. Conroy, Jr.



              *                Trustee
                               William J. Copeland


               *               Trustee
                               James E. Dowd


               *               Trustee
                               Lawrence D. Ellis, M.D.


               *               Trustee
                               Edward L. Flaherty, Jr.


               *               Trustee
                               Peter E. Madden


               *               Trustee
                               Gregor F. Meyer


               *               Trustee
                               John E. Murray, Jr., J.D., S.J.D.


             *                 Trustee
                               Wesley W. Posvar


             *                 Trustee
                               Marjorie P. Smuts

1* By: /s/ S. Elliott Cohan
      Attorney in Fact